UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 8)

                             -----------------------

                            GARDEN RIDGE CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    36541P104
                                 (CUSIP Number)

                             -----------------------

                              MARK S. BERGMAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                FEBRUARY 9, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13D


CUSIP NO. 36541P104                                            Page 2 of 8 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Quilvest American Equity Ltd (formerly Teribe Limited)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

                                7         SOLE VOTING POWER

           NUMBER OF                      3,351,790
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          3,351,790

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,351,790

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.49% */

14        TYPE OF REPORTING PERSON

          CO

----------------------------------

     */ Percentage based on 18,126,350 shares shown as outstanding at December 8, 1998 on the Issuer's Form 10-Q report for its fiscal quarter ended October 25, 1998.

                                Page 2 of 8 Pages

                         Amendment No. 8 to Schedule 13D
                         -------------------------------

         This Amendment No. 8 amends the Statement on Schedule 13D, as previously amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, and No. 7 thereto, relating to the beneficial ownership by Quilvest American Equity Ltd. (formerly known as Teribe Limited), a British Virgin Islands international business company ("QAE"), of shares of Common Stock, par value $.01 per share (the "Shares"), of Garden Ridge Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety to read as follows:

         QAE acquired 335,000 Shares in the Company's initial public offering in May 1995. QAE obtained the funds for the purchase of such Shares entirely from its own resources.

         On August 31, 1995, QAE acquired beneficial ownership of an additional 336,442 Shares following the release of such Shares from a management agreement and the distribution of such Shares to QAE by two entities (the "Direct Holders") in which QAE has an ownership interest. Prior to such release and distri bution, the 336,442 Shares (as well as certain other Shares of the Company) were subject to a management agreement with Three Cities Holding Limited (the "manage ment company"). Pursuant to the management agreement, the management company had the sole right to vote and dispose of such Shares. On August 31, 1995, certain Shares subject to the management agreement (including the 336,442 Shares referred to above) were released from the management agreement for no consideration and were distributed to the holders of such Shares. Such distribution included the distribution of the 336,442 Shares to the Direct Holders. Such entities subsequently distributed such Shares to QAE for no consideration.

         QAE sold an aggregate of 131,442 Shares on various dates in September, October and November 1995, reducing its beneficial ownership following such sales to 540,000 Shares.

         In March 1996, and effective as of March 22, 1996, an additional 119,795 Shares that were subject to the management agreement and held by the Direct Holders were released from the management agreement and distributed to QAE for no consideration, increasing the number of Shares beneficially owned by QAE to 659,795 Shares.

         On June 14, 1996, an additional 157,843 Shares subject to the management agreement and held by the Direct Holders were released from the management agreement and distributed to QAE for no consideration, increasing the number of Shares beneficially owned by QAE to 817,638 Shares. As a result of a

                                Page 3 of 8 Pages

2-for-1 stock split that was effected as of June 14, 1996, QAE beneficially owned 1,635,276 Shares as of such date.

         On various dates in July and August 1996, QAE acquired on the open market an aggregate of 105,000 Shares, thereby increasing its beneficial ownership following such purchases to 1,740,276 Shares.

         Between October 21, 1996 and October 24, 1996, QAE purchased an additional 344,500 Shares on the open market.

         Between July 14, 1998 and July 31, 1998, QAE purchased an additional 186,000 Shares on the open market, increasing its beneficial ownership to 2,296,000 Shares as of July 31, 1998.

         Between August 3 and August 31, 1998, QAE purchased an additional 349,000 Shares on the open market, increasing its beneficial ownership to 2,645,000 Shares as of August 31, 1998.

         Between August 31, 1998 and October 31, 1998, QAE purchased an additional 335,000 Shares on the open market, increasing its beneficial ownership to 2,980,000 Shares as of October 31, 1998.

         Between October 31, 1998 and February 12, 1999, QAE purchased an additional 371,790 Shares on the open market, increasing its beneficial ownership to 3,351,790 Shares as of March 8, 1999.

         QAE obtained the funds for the purchase of the Shares referred to in this Item 3 entirely from its own resources.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety to read as follows:

         The purpose of the acquisition of the Shares by QAE in the initial public offering was for investment. QAE acquired beneficial ownership of the Shares distributed in August 1995, March 1996 and June 1996, and the Shares it acquired from July 1996 through October 24, 1996 and from July 1998 through March 8, 1999, for investment and for possible resale from time to time in open market transactions or otherwise as market conditions warrant.

         Except as described above, QAE has no plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                                Page 4 of 8 Pages

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered National Securities Association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety to read as follows:

                  (a) After giving effect to the transactions described in Item 3, as of March 8, 1999 QAE beneficially owned 3,351,790 (18.49%) of the outstanding shares of Common Stock of the Company.

                  (b) QAE has sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Shares held by QAE.

                  (c) Except as described in Item 3, to the best knowledge of QAE, none of the persons, other than QAE, listed in Item 2(a) has effected any transaction in the Common Stock of the Company within the past 60 days. In the last 60 days, QAE purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where noted, all of such purchases were made on the open market.

                  (d) Except as set forth in this Item 5, to the best knowledge of QAE, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of QAE, the board of directors of Quilvest (formerly known as

                                Page 5 of 8 Pages

Enterprise Quilmes, S.A.) may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the Shares owned by QAE.

                  (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit No.        Description of Exhibit
         -----------        ----------------------
         Exhibit B          Transactions in Common Stock

                                Page 6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1999

                                            QUILVEST AMERICAN EQUITY LTD.


                                            By: /s/ Kurt Sonderegger
                                                --------------------
                                                Name:  Kurt Sonderegger
                                                Title: Director

                                Page 7 of 8 Pages

                                    EXHIBIT B
                                    ---------

         Transactions in Common Stock of the Company within Last 60 Days


Trade Dates            No. Of Shares              Cost Per Share           Type
-----------            Purchased/Sold             --------------           ----
                       --------------
  1/19/99                   1,000                     $7.00                  P
  1/29/99                     500                     $7.20                  P
  2/2/99                   10,300                     $7.10                  P
  2/5/99                    8,200                     $7.10                  P
  2/8/99                   50,000                     $6.59                  P
  2/9/99                   40,000                     $6.59                  P
  2/12/99                  60,000                     $6.09                  P
  3/4/99                   51,790                     $5.58                  P
  3/8/99                   50,000                     $5.25                  P

                                Page 8 of 8 Pages